                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

(x) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal year ended December 31, 1996

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from

Commission file number 0-7849

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  W.R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            W. R. Berkley Corporation
                            165 Mason Street
                            Greenwich, CT 06836-2518

                  W. R. Berkley Corporation Profit Sharing Plan

                          Index to Financial Statements

                                                                                              Page
Independent Auditors' Report .......................................................             3

Statements of Net Assets Available for Plan Participants as of December 31, 1996
and 1995 ...........................................................................             4

Statements of Changes in Net Assets Available for Plan Participants
for the three years ended December 31, 1996 ........................................             5

Notes to Financial Statements ......................................................             6

Schedule I - Investments(1)

Schedule II - Fund Information for the Statement of Net Assets Available
     for Plan Participants as of December 31, 1996 and 1995 ........................       13 - 14

Schedule III - Fund Information for the Statement of Changes in Net  Assets
     Available for Plan Participants for the two years ended December 31,
     1996 ..........................................................................       15 - 16

----------------------
(1) Included in the notes to the financial statements

                          Independent Auditors' Report

The Plan Trustees and Plan Participants
W.R. Berkley Corporation Profit Sharing Plan:

We have audited the financial statements of the W.R. Berkley Corporation Profit Sharing Plan as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of fund information for the statement of net assets available for plan participants and fund information for the statement of changes in net assets available for plan participants, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        KPMG Peat Marwick LLP

New York, New York
April 30, 1997

                  W.R. Berkley Corporation Profit Sharing Plan

            Statements of Net Assets Available for Plan Participants

                           December 31, 1996 and 1995

                                                                       1996              1995
                                                                    -----------       -----------
Assets:
Cash                                                                $   215,004       $     7,475
Investments, at fair value (cost $67,868,848 and $55,286,804)        74,984,833        59,358,758
Employer contributions receivable                                     6,747,820         5,681,495
Employee contributions receivable                                       459,181           436,904
Participant loans                                                     1,717,667                --
Accrued interest and dividends receivable                               103,724            48,280
                                                                    -----------       -----------
Net assets available for plan participants                          $84,228,229       $65,532,912
                                                                    ===========       ===========


See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan

       Statements of Changes in Net Assets Available for Plan Participants

                  Years ended December 31, 1996, 1995 and 1994



                                                                             1996                1995                1994
                                                                         ------------        ------------        ------------
Net assets available for plan participants, beginning of year            $ 65,532,912        $ 49,900,663        $ 45,740,684
                                                                         ------------        ------------        ------------

Additions:
Employer contributions                                                      6,790,170           5,681,495           4,690,411
Employee contributions                                                      5,713,235           4,594,657           3,570,510
Rollover and reinstatement contributions                                    2,247,234             969,510             414,290
Interest and dividend income                                                3,436,395           2,568,651           2,898,595
Loan interest                                                                  73,386                  --                  --
Realized gains (losses) on sale of investments                                800,563           1,820,094            (229,185)
Net change in unrealized appreciation in fair value of investments          3,044,031           3,904,858                  --
Other                                                                          74,450              31,297                  --
                                                                         ------------        ------------        ------------
                                                                           22,179,464          19,570,562          11,344,621
                                                                         ------------        ------------        ------------
Deductions:
Payments to participants                                                   (3,484,147)         (3,938,313)         (4,721,479)
Administrative expenses                                                            --                  --             (48,000)
Net change in unrealized depreciation in fair value of investments                 --                  --          (2,415,163)
                                                                         ------------        ------------        ------------
                                                                           (3,484,147)         (3,938,313)         (7,184,642)
                                                                         ------------        ------------        ------------
Net increase                                                               18,695,317          15,632,249           4,159,979
                                                                         ------------        ------------        ------------

Net assets available for plan participants, end of year                  $ 84,228,229        $ 65,532,912        $ 49,900,663
                                                                         ============        ============        ============

See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan
                          Notes to Financial Statements

(1)    Plan Description

       The following brief description of the W.R. Berkley Corporation (the "Company") Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The plan is a defined contribution plan and was established for the benefit of eligible employees of W.R. Berkley Corporation and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The major provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation; (ii) employer contributions are made on an annual basis;
       (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and
       (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the Employee 401(k) account. As of December 31, 1996, there were approximately 3,000 participants in the Plan.

       Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment and participation in the Plan. However, in the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested. Distributions from the Plan are made in a lump sum or in annual installments, not to exceed 15 years.

       Fleet Investment Management ("Fleet") is the appointed Trustee, Custodian and Recordkeeper of the Plan. Participants are allowed to direct the investment of prior and future contributions as described above among eight investment funds. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan. The account of each Participant is valued on a daily basis. The fair value of the investment funds is based upon the respective fund's closing net asset value, except for the W. R. Berkley Common Stock Fund, which is described in footnote 2b. In calculating net asset value, investments are valued by Fleet based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Bonds and other fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the market value of such securities. The prices provided by a pricing service may be determined without regard to bid or last sale prices of each security but take into account institutional size transactions in similar groups of securities as well as any developments relating to specific securities.

       Effective January 1, 1996, the Plan allows participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. The loans are valued at their outstanding balance.

       The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump sum payment. A partial lump sum repayment is not permitted. An initial loan application fee of $50 as well as a $6 per quarter administration fee is charged to the participant's account. See Participant Loan Fund in footnote 2b for a description of the loan process.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued


(2)    Summary of Significant Accounting Policies

       (a) The accompanying Statements of Net Assets Available for Plan Participants and Statements of Changes in Net Assets Available for Plan Participants present financial information of the Plan on an accrual basis. The Plan consists of nine funds:

                           Galaxy Money Market Fund
                           W.R. Berkley Corporation Common Stock Fund
                           Galaxy Large Company Index Fund
                           Fidelity Advisor Intermediate Bond Fund
                           Fidelity Advisor Growth Opportunities Fund
                           Fidelity Advisor Income & Growth Fund
                           Fidelity Advisor Overseas Fund
                           Fidelity Advisor Government Investment Fund
                           Participant Loan Fund

              An investment in any of the above funds shall be made at the fair market value of such fund on the date such investment is made. Special rules may apply for this purpose in the case of the W. R. Berkley Corporation Common Stock Fund, as discussed below, under the description of the investment objective of such fund.

              Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, will be paid from assets of, and applied against the investment performance of, the respective investment funds. General expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

       (b)    Description of Investments

              The following description of investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus.

              GALAXY MONEY MARKET FUND

              Investments in the Galaxy Money Market Fund include obligations of domestic and foreign banks (including negotiable certificates of deposit, nonnegotiable time deposits, savings deposits and bankers' acceptances); commercial paper (including variable and floating rate notes); obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and repurchase agreements issued by financial institutions such as banks and broker/dealers. These instruments have remaining maturities of one year or less (except for certain variable and floating rate notes and securities underlying certain repurchase agreements).

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              W.R. BERKLEY CORPORATION COMMON STOCK FUND

              The W. R. Berkley Corporation Common Stock Fund is invested primarily in shares of common stock of W.R. Berkley Corporation ("Common Stock") but is also invested in a minimal amount of money market instruments so as to facilitate transfers into and out of the fund. The Trustee may purchase Common Stock for this fund either on the open market or from the Company. However, any purchases from the Company are limited to shares of Common Stock which are held by the Company as treasury stock.

              If Common Stock is purchased from the Company, the fair market value of Common Stock for this purpose is the average of the high bid and low asking price for the Common Stock as quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System on the day before the date of purchase or, if there are no such quotes on such date, the most recent prior business day on which high bid and low asking prices are quoted. If no high bid and low asking prices are quoted within such last five business days, fair market value will instead be determined by the Trustee.


              GALAXY LARGE COMPANY INDEX FUND

              Normally, the Galaxy Large Company Index Fund will hold all 500 stocks in the S&P 500 and will hold each stock in approximately the same percentage as it is represented in the S&P 500.

              FIDELITY ADVISOR INTERMEDIATE BOND FUND

              Under normal circumstances, the Fidelity Advisor Intermediate Bond Fund (formerly the Limited Term Bond Fund) will invest in fixed-income securities as follows:

              (i) Corporate obligations which are rated AAA, AA, or A by S&P, or Aaa, Aa, or A by Moody's;

              (ii) Obligations issued or guaranteed as to interest and principal by the government of the U.S., or any agency or instrumentality thereof;

              (iii) Obligations (including certificates of deposit and bankers'
                    acceptances) of U.S. banks which at the date of investment have capital gains, surplus and undivided profits (as of the date of their most recently published annual financial statements) in excess of $100,000,000;

              (iv) Commercial paper which at the date of investment is rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's or, if not rated, is issued by companies which at the date of investment have an outstanding debt issue rated AAA, AA, or A by S&P or Aaa, Aa, or A by Moody's; and

              (v) Such other fixed-income instruments as the Fund's Board of Trustees, in its judgment, deems to be of comparable quality to those enumerated above.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued


(2),   Continued

              FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

              Under normal circumstances, at least 65% of the Fidelity Advisor Growth Opportunities Fund's total assets will be invested in securities of companies that have long-term growth potential. Growth can be considered either appreciation of the security itself or growth of the company's earnings or gross sales. Accordingly, these securities will often pay little, if any, income, which will be entirely incidental to the objective of capital growth.

              The Fund also has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. Securities may be of all types or quality. The Fund may invest in lower-quality, high-yielding debt securities (sometimes referred to as "junk bonds"), although it intends to limit its investments in these securities to 35% of its assets.

              The Fund may purchase foreign investments of all types without limitation and may enter into foreign forward currency exchange contracts. The Fund may purchase or engage in indexed securities, illiquid investments, loans and other direct debt instruments, options and futures contracts, repurchase agreements and securities loans, restricted securities, reverse repurchase agreements, swap agreements and warrants.

              The Fund may make substantial temporary investments in high-quality debt securities and money market instruments, including commercial paper, obligations of banks of the U.S. government and repurchase agreements, for defensive purposes when economic or market conditions warrant.

              FIDELITY ADVISOR INCOME & GROWTH FUND

              The Fidelity Advisor Income & Growth Fund invests in equity securities, fixed-income securities and convertible securities, as well as preferred and common stock paying any combination of dividends and capital gains. The Fund also may buy securities that are not providing dividends but offer prospects for growth of capital or future income. The proportion of the Fund's assets invested in each type of security will vary from time to time in accordance with economic conditions.

              FIDELITY ADVISOR OVERSEAS FUND

              Normally, at least 65% of the Fidelity Advisor Overseas Fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. The Fund expects to invest most of its assets in securities of issuers located in developed countries in these general geographic areas:
              The Americas (other than the U.S.); the Far East and the Pacific Basin; and Western Europe. In determining whether a company's or organization's principal activities are in a particular region, such factors as the location of assets, personnel, sales and earnings are considered.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND

              The Fidelity Advisor Government Investment Fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities (U.S. government securities), including U.S. Treasury bonds, notes and bills, Government National Mortgage Association mortgage-backed pass-through certificates (Ginnie Maes) and mortgage backed securities issued by the Federal National Mortgage Association (Fannie Maes) or the Federal Home Loan Mortgage Corporation (Freddie Macs). The Fund's investments in U.S. government securities may or may not be fully backed by the U.S. Government. The Fund may enter into repurchase agreements involving any securities in which it may invest and also may enter into reverse repurchase agreements. The Fund considers "government securities" to include U.S. Government securities subject to repurchase agreements. The Fund is not restricted as to the percentage of its assets.

              PARTICIPANT LOAN FUND

              The participant loan fund is comprised of balances due from participants who have outstanding loans. Loans are repaid at principal plus interest at the prime rate of interest in effect at the issuance of the loan. For 1996, the rate was 8%.

       (c) Distributions to terminated participants are based upon the participant's account balance following the end of the month in which the participant terminated. Monthly withdrawals to active participants are based upon the valuation date prior to the request for withdrawal.

       (d) Contributions to the Plan are approved by the Board of Directors of each participating subsidiary. The employer's cash contributions aggregated $6,747,820 and $5,681,495, respectively, for the years ended December 31, 1996 and 1995.

(3)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Upon termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(5)    Subsequent Events

       Effective July 1, 1997, Fidelity Investments ("Fidelity") will be appointed by the Profit Sharing Finance Committee as the trustee, custodian and record keeper for the Plan. Additionally, participants will be allowed to direct the investment of prior and future contributions among eighteen new investment funds maintained by Fidelity. As soon as practicable thereafter, the investment fund assets maintained by Fleet will be automatically transferred to Fidelity.

       Additionally, effective on July 1, 1997, the Signet Star Holdings, Inc. Profit Sharing Plan ("Signet Star Plan") will be merged into the Plan. Each participating employer in the Signet Star Plan shall become a participating employee in the Plan. Prior service under the Signet Star Plan prior to the merger will count for eligibility and vesting under The Plan. Assets maintained in the Signet Star Plan shall be transferred to the Plan as soon as practicable after June 30, 1997. As of December 31, 1996 the Signet Star Plan had assets of approximately $7,750,000.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued


(6) Investments

       Investments as of December 31, 1996 and 1995 consisted of the following:

                                                                                                            Fair
                      Units          December 31, 1996                                    Cost              Value
                      -----          -----------------                                    ----              -----
                    11,452,911       Galaxy Money Market Fund                          $11,452,911       $11,452,911
                        96,998       W.R. Berkley Corporation Common Stock Fund          4,005,991         4,967,786
                       369,465       Galaxy Large Company Index Fund                     7,428,955         8,320,358
                       424,217       Fidelity Advisor Intermediate Bond Fund             4,518,972         4,454,276
                       700,182       Fidelity Advisor Growth Opportunities Fund         20,614,573        24,716,416
                       757,728       Fidelity Advisor Income & Growth Fund              11,500,561        12,411,580
                       282,971       Fidelity Advisor Overseas Fund                      4,030,236         4,346,438
                       456,138       Fidelity Advisor Government Investment Fund         4,316,649         4,315,068
                                                                                       -----------       -----------

                                     Total                                             $67,868,848       $74,984,833
                                                                                       ===========       ===========




                                                                                                            Fair
                      Units          December 31, 1996                                    Cost              Value
                      -----          -----------------                                    ----              -----
                    10,359,310       Galaxy Money Market Fund                          $10,359,310       $10,359,310
                        77,657       W.R. Berkley Corporation Common Stock Fund          3,000,117         4,206,843
                       231,742       Galaxy Large Company Index Fund                     4,527,177         4,414,688
                       379,080       Fidelity Advisor Limited Term Bond Fund             4,003,080         4,105,434
                       578,257       Fidelity Advisor Growth Opportunities Fund         16,158,677        18,296,063
                       682,884       Fidelity Advisor Income & Growth Fund              10,290,744        10,728,101
                       219,933       Fidelity Advisor Overseas Fund                      3,039,769         3,162,640
                       414,790       Fidelity Advisor Government Investment Fund         3,907,930         4,085,679
                                                                                       -----------       -----------

                                     Total                                             $55,286,804       $59,358,758
                                                                                       ===========       ===========

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(6) Continued

       Net change in unrealized appreciation (depreciation) for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                               1996               1995               1994
                                                            -----------        -----------        -----------
          W.R. Berkley Corporation Common Stock Fund        $  (244,930)       $ 1,206,726        $        --
          Galaxy Large Company Index Fund                     1,003,892           (112,489)                --
          Fidelity Advisor Intermediate Bond Fund              (167,050)           101,354                 --
          Fidelity Advisor Growth Opportunities Fund          1,964,457          2,138,386                 --
          Fidelity Advisor Income and Growth Fund               473,661            437,357                 --
          Fidelity Advisor Overseas Fund                        193,331            122,871                 --
          Fidelity Advisor Government Investment Fund          (179,330)           177,749                 --
          U.S. Government Obligations                                --            312,391         (1,237,004)
          Corporate Bonds & Notes                                    --            826,098         (1,010,626)
          Municipal Bonds                                            --            110,211           (269,536)
          Common Stocks                                              --         (1,484,421)           159,753
          Preferred Stocks                                           --             68,625            (57,750)
                                                            -----------        -----------        -----------
          Total                                             $ 3,044,031        $ 3,904,858        $(2,415,163)
                                                            ===========        ===========        ===========

                  W. R. Berkley Corporation Profit Sharing Plan
                                December 31, 1996

Schedule II - Fund Information for the Statement of Net Assets Available for
              Plan Participants

                                                                    W.R. Berkley    Galaxy       Fidelity      Fidelity
                                                         Galaxy        Corp.         Large       Advisor        Advisor
                                                         Money         Common       Company    Intermediate     Growth
                                                WRBC     Market        Stock         Index         Bond      Opportunities
                                                Fund      Fund          Fund         Fund          Fund          Fund
                                                ----      ----          ----         ----          ----          ----
Cash                                           $9,048  $     1,335   $       --   $     (159)   $      566    $   118,141
Investments                                        --   11,452,911    4,967,786    8,320,358     4,454,276     24,716,416
Employer contributions receivable                  --      930,525      616,273      696,616       384,322      2,218,548
Employee contributions receivable                  --       42,607       42,279       57,318        26,441        167,481
Participant loans                                  --           --           --           --            --             --
Accrued interest and dividends receivable          --       46,745       13,206           --        22,534             --
                                               ======  ===========   ==========   ==========    ==========    ===========
   Net assets available for plan participants  $9,048  $12,474,123   $5,639,544   $9,074,133    $4,888,139    $27,220,586
                                               ======  ===========   ==========   ==========    ==========    ===========
                                                  Fidelity                  Fidelity
                                                   Advisor      Fidelity     Advisor
                                                  Income &      Advisor     Government   Participant
                                                   Growth       Overseas    Investment      Loan
                                                    Fund          Fund         Fund         Fund         Total
                                                    ----          ----         ----         ----         -----
Cash                                             $    87,000  $     (175)  $    (1,356)  $      604   $   215,004
Investments                                       12,411,580   4,346,438     4,315,068           --    74,984,833
Employer contributions receivable                  1,112,810     416,538       372,188           --     6,747,820
Employee contributions receivable                     72,187      30,577        20,291           --       459,181
Participant loans                                         --          --            --    1,717,667     1,717,667
Accrued interest and dividends receivable                 --          --        21,239           --       103,724
                                                 ===========  ==========   ===========   ==========   ===========
   Net assets available for plan participants    $13,683,577  $4,793,378   $ 4,727,430   $1,718,271   $84,228,229
                                                 ===========  ==========   ===========   ==========   ===========


For 1996 all investment elections are made by the participants

                  W. R. Berkley Corporation Profit Sharing Plan
                                December 31, 1995

Schedule II,  Continued

                                                                           W.R. Berkley     Galaxy      Fidelity      Fidelity
                                                              Galaxy          Corp.         Large        Advisor       Advisor
                                                              Money          Common        Company    Limited Term     Growth
                                                  WRBC        Market          Stock         Index         Bond      Opportunities
                                                  Fund         Fund           Fund          Fund          Fund          Fund
                                                  ----         ----           ----          ----          ----          ----
Cash                                             $7,548    $       (97)    $       --    $       --    $       24    $        --
Investments                                          --     10,359,310      4,206,843     4,414,688     4,105,434     18,296,063
Employer contributions receivable                    --        857,069        439,546       427,663       363,310      1,895,544
Employee contributions receivable                    --         47,639         29,478        36,610        28,579        160,862
Accrued interest and dividends receivable            --         45,955            137         1,310            59            444
                                                 ------    -----------     ----------    ----------    ----------    -----------
   Net assets available for plan participants    $7,548    $11,309,876     $4,676,004    $4,880,271    $4,497,406    $20,352,913
                                                 ======    ===========     ==========    ==========    ==========    ===========
                                                  Fidelity                     Fidelity
                                                  Advisor         Fidelity      Advisor
                                                  Income &        Advisor     Government
                                                   Growth        Overseas     Investment
                                                    Fund           Fund          Fund          Total
                                                    ----           ----          ----          -----
Cash                                             $        --    $       --    $       --    $     7,475
Investments                                       10,728,101     3,162,640     4,085,679     59,358,758
Employer contributions receivable                  1,001,930       356,787       339,646      5,681,495
Employee contributions receivable                     78,666        26,810        28,260        436,904
Accrued interest and dividends receivable                232            70            73         48,280
                                                 -----------    ----------    ----------    -----------
   Net assets available for plan participants    $11,808,929    $3,546,307    $4,453,658    $65,532,912
                                                 ===========    ==========    ==========    ===========


For 1995 all investment elections are made by the participants

                  W. R. Berkley Corporation Profit Sharing Plan
                      For the year ended December 31, 1996

Schedule III - Fund Information for the Statement of Changes in Net Assets
               Available for Plan Participants


                                                                               W.R. Berkley         Galaxy           Fidelity
                                                                Galaxy             Corp.            Large             Advisor
                                                                 Money            Common           Company         Intermediate
                                                 WRBC           Market             Stock            Index              Bond
                                                 Fund            Fund              Fund              Fund              Fund
                                                 ----            ----              ----              ----              ----
Net assets available as of 1/1/96               $7,548       $11,309,876        $4,676,004        $4,880,271        $4,497,406
                                                ------       -----------        ----------        ----------        ----------

Additions:
Employer contributions                              --           941,616           619,387           697,909           386,824
Employee contributions                              --           524,293           486,286           639,373           351,521
Rollover and reinstatement contributions            --           389,548           270,879           316,358           122,085
Loan interest                                       --            11,015             7,528             7,522             4,664
Interest and dividend income                        --           518,884            60,704           291,026           285,537
Realized gains on sale of investments               --                --           151,444            71,794            42,814
Net change in unrealized appreciation
(depreciation) in fair value                        --                --          (244,930)        1,003,892          (166,051)
Other income (expenses)                          1,500            38,967            (2,697)           11,470             2,119
                                                ------       -----------        ----------        ----------        ----------

Total additions                                  1,500         2,424,323         1,348,601         3,039,344         1,029,513
                                                ------       -----------        ----------        ----------        ----------

Deductions:
Payments to participants                            --        (1,052,871)         (228,568)         (162,802)         (207,037)
                                                ------       -----------        ----------        ----------        ----------

Loans:
Loan issuances                                      --          (334,925)         (197,561)         (220,604)         (115,314)
Loan repayments                                     --            46,245            35,554            32,305            23,150
                                                ------       -----------        ----------        ----------        ----------
Net loans                                           --          (288,680)         (162,007)         (188,299)          (92,164)
                                                ------       -----------        ----------        ----------        ----------

Total deductions                                    --        (1,341,551)         (390,575)         (351,101)         (299,201)
                                                ------       -----------        ----------        ----------        ----------

Net increase prior to interfund transfers        1,500         1,082,772           958,026         2,688,243           730,312
                                                ------       -----------        ----------        ----------        ----------

Transfers between funds                             --            81,475             5,514         1,505,619          (339,579)

Net increase                                     1,500         1,164,247           963,540         4,193,862           390,733
                                                ------       -----------        ----------        ----------        ----------

Net assets available as of 12/31/96             $9,048       $12,474,123        $5,639,544        $9,074,133        $4,888,139
                                                ======       ===========        ==========        ==========        ==========

                                                   Fidelity            Fidelity                         Fidelity
                                                   Advisor             Advisor       Fidelity           Advisor
                                                   Growth              Income &       Advisor          Government
                                                Opportunities           Growth       Overseas          Investment
                                                    Fund                Fund           Fund               Fund
                                                    ----                ----           ----               ----
Net assets available as of 1/1/96                $20,352,913        $11,808,929     $3,546,307        $4,453,658
                                                 -----------        -----------     ----------        ----------

Additions:
Employer contributions                             2,231,945          1,119,323        419,467           373,699
Employee contributions                             2,087,569            942,866        379,592           301,735
Rollover and reinstatement contributions             627,322            391,903         79,703            49,436
Loan interest                                         21,143             12,756          3,868             4,890
Interest and dividend income                       1,327,444            467,794        213,861           271,145
Realized gains on sale of investments                419,654             71,797         40,271             2,789
Net change in unrealized appreciation
(depreciation) in fair value                       1,963,458            473,661        193,330          (179,329)
Other income (expenses)                                 (600)            25,484            754            (2,547)
                                                 -----------        -----------     ----------        ----------

Total additions                                    8,677,935          3,505,584      1,330,846           821,818
                                                 -----------        -----------     ----------        ----------

Deductions:
Payments to participants                            (901,274)          (641,074)      (121,295)         (169,226)
                                                 -----------        -----------     ----------        ----------

Loans:
Loan issuances                                      (627,140)          (312,127)       (93,780)         (131,252)
Loan repayments                                       78,366             50,632         12,222            35,958
                                                 -----------        -----------     ----------        ----------
Net loans                                           (548,774)          (261,495)       (81,558)          (95,294)
                                                 -----------        -----------     ----------        ----------

Total deductions                                  (1,450,048)          (902,569)      (202,853)         (264,520)
                                                 -----------        -----------     ----------        ----------

Net increase prior to interfund transfers          7,227,887          2,603,015      1,127,993           557,298
                                                 -----------        -----------     ----------        ----------

Transfers between funds                             (360,214)          (728,367)       119,078          (283,526)

Net increase                                       6,867,673          1,874,648      1,247,071           273,772
                                                 -----------        -----------     ----------        ----------

Net assets available as of 12/31/96              $27,220,586        $13,683,577     $4,793,378        $4,727,430
                                                 ===========        ===========     ==========        ==========


                                                Participant
                                                    Loan
                                                    Fund              Total
                                                    ----              -----
Net assets available as of 1/1/96                $       --        $65,532,912
                                                 ----------        -----------

Additions:
Employer contributions                                   --          6,790,170
Employee contributions                                   --          5,713,235
Rollover and reinstatement contributions                 --          2,247,234
Loan interest                                            --             73,386
Interest and dividend income                             --          3,436,395
Realized gains on sale of investments                    --            800,563
Net change in unrealized appreciation
(depreciation) in fair value                             --          3,044,031
Other income (expenses)                                  --             74,450
                                                 ----------        -----------

Total additions                                          --         22,179,464
                                                 ----------        -----------

Deductions:
Payments to participants                                 --         (3,484,147)
                                                 ----------        -----------

Loans:
Loan issuances                                    2,032,703                 --
Loan repayments                                    (314,432)                --
                                                 ----------        -----------
Net loans                                         1,718,271                 --
                                                 ----------        -----------

Total deductions                                  1,718,271         (3,484,147)
                                                 ----------        -----------

Net increase prior to interfund transfers         1,718,271         18,695,317
                                                 ----------        -----------

Transfers between funds                                  --                 --

Net increase                                      1,718,271         18,695,317
                                                 ----------        -----------

Net assets available as of 12/31/96              $1,718,271        $84,228,229
                                                 ==========        ===========




For 1996 all investment elections are made by the participants

                  W. R. Berkley Corporation Profit Sharing Plan
                      For the year ended December 31, 1995

Schedule III,  Continued

                                                                                   W.R. Berkley        Galaxy            Fidelity
                                                                   Galaxy             Corp.             Large            Advisor
                                                                   Money             Common           Company          Limited Term
                                                    WRBC           Market             Stock            Index              Bond
                                                    Fund            Fund              Fund             Fund               Fund
                                                    ----            ----              ----             ----               ----

Net assets available as of 1/1/95               $ 49,900,663    $        --        $       --        $       --        $       --
                                                ------------    -----------        ----------        ----------        ----------

Additions:
Employer contributions                                    --        857,069           439,546           427,663           363,310
Employee contributions                             1,075,409        489,215           230,068           251,451           239,769
Rollover and reinstatement contributions             232,580         50,308            55,956            59,328            44,500
Interest and dividend income                         965,813        378,964            19,473           107,969           150,467
Realized gains on sale of investments              1,091,731             --            25,208           640,860               764
Net change in unrealized appreciation
(depreciation) in fair value                        (167,096)            --         1,206,726          (112,489)          101,354
Other income (expenses)                               29,062         41,660            (2,819)             (690)           (2,938)
                                                ------------    -----------        ----------        ----------        ----------

Additions                                          3,227,499      1,817,216         1,974,158         1,374,092           897,226
                                                ------------    -----------        ----------        ----------        ----------

Deductions:
Payments to participants                          (1,878,069)      (717,344)          (72,707)         (141,285)         (179,993)
                                                ------------    -----------        ----------        ----------        ----------

Net increase prior to interfund transfers          1,349,430      1,099,872         1,901,451         1,232,807           717,233
                                                ------------    -----------        ----------        ----------        ----------

Transfers between funds                          (51,242,545)    10,210,004         2,774,553         3,647,464         3,780,173

Net (decrease) increase                          (49,893,115)    11,309,876         4,676,004         4,880,271         4,497,406
                                                ------------    -----------        ----------        ----------        ----------


Net assets available as of 12/31/95             $      7,548    $11,309,876        $4,676,004        $4,880,271        $4,497,406
                                                ============    ===========        ==========        ==========        ==========
                                                  Fidelity          Fidelity                        Fidelity
                                                   Advisor          Advisor          Fidelity        Advisor
                                                   Growth           Income &         Advisor       Government
                                               Opportunities         Growth          Overseas      Investment
                                                    Fund              Fund             Fund            Fund            Total
                                                    ----              ----             ----            ----            -----

Net assets available as of 1/1/95               $        --        $        --      $       --    $       --        $49,900,663
                                                -----------        -----------      ----------    ----------        -----------

Additions:
Employer contributions                            1,895,544          1,001,930         356,787       339,646          5,681,495
Employee contributions                            1,238,034            622,271         238,903       209,537          4,594,657
Rollover and reinstatement contributions            300,196            178,975          20,966        26,701            969,510
Interest and dividend income                        456,095            338,110          22,345       129,415          2,568,651
Realized gains on sale of investments                43,164             11,509           4,713         2,145          1,820,094
Net change in unrealized appreciation
(depreciation) in fair value                      2,138,386            437,357         122,871       177,749          3,904,858
Other income (expenses)                             (21,742)            (3,572)         (4,049)       (3,615)            31,297
                                                -----------        -----------      ----------    ----------        -----------

Additions                                         6,049,677          2,586,580         762,536       881,578         19,570,562
                                                -----------        -----------      ----------    ----------        -----------

Deductions:
Payments to participants                           (468,600)          (363,994)        (57,644)      (58,677)        (3,938,313)
                                                -----------        -----------      ----------    ----------        -----------

Net increase prior to interfund transfers         5,581,077          2,222,586         704,892       822,901         15,632,249
                                                -----------        -----------      ----------    ----------        -----------

Transfers between funds                          14,771,836          9,586,343       2,841,415     3,630,757                 --

Net (decrease) increase                          20,352,913         11,808,929       3,546,307     4,453,658         15,632,249
                                                -----------        -----------      ----------    ----------        -----------


Net assets available as of 12/31/95             $20,352,913        $11,808,929      $3,546,307    $4,453,658        $65,532,912
                                                ===========        ===========      ==========    ==========        ===========





For 1995 all investment elections are made by the participants

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                  W. R. BERKLEY CORPORATION


                  By  /s/  WILLIAM R. BERKLEY
                     ------------------------
                           William R. Berkley


June 20, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
W.R. Berkley Corporation:

We consent to incorporation by reference in Registration Statement No. 33-88640 on Form S-8 of W.R. Berkley Corporation of our report dated April 30, 1997, relating to the statements of net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996 annual report on Form 11-K of the Plan.

                                                    /s/ KPMG Peat Marwick LLP

New York, New York
June 20, 1997